

Mail Stop 3628

November 4, 2008

Via Facsimile and U.S. Mail

Steven Grossman, Esq.
O'Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, CA 90067

> **Re: HLTH Corporation**
> **Schedule TO-I**
> **Filed October 27, 2008**
> **File No. 005-57697**

Dear Mr. Grossman:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

General

1. We note that you are offering to purchase 43% of the total number of shares outstanding, and that currently, your officers, directors and major shareholders collectively own 39.7%. Further, although the offer is conditioned on not causing a going private effect, as described on page 15, we note that this condition is waivable. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take HLTH private within the meaning of Exchange Act Rule 13e-3.

Item 3. Identity and Background of Filing Person, page 2

2. Please revise to include the information required by Item 1003(a) and (c) of
    Regulation M-A with respect to each person specified in Instruction C to
    Schedule TO.

Offer to Purchase

Summary Term Sheet, page i

How will the Company pay for the shares, page i

3. We note that the offer will be funded primarily from cash and investments on
    hand. Please revise, here and on page 16, to further state the specific sources of
    funds regarding your "investments on hand." Refer to Item 1007(a) of Regulation
    M-A.

When will the Company pay for the shares I tender, page v

4. We note that you do not expect to announce the results of proration and begin
    payment until at least five business days after the expiration date of the offer.
    Please tell us how this payment schedule complies with the requirement to pay
    promptly under Rule 14e-1(c). See Exchange Act Release 43069 at section II. D.
    (July 24, 2000).

Determination of Validity…, page 9

5. We note that HLTH has indicated that tendering shareholders effectively agree
    that HLTH's determinations regarding validity of tenders and interpretation of
    offer terms and conditions shall be final and binding. Please revise to indicate
    that tendering shareholders may challenge HLTH's determinations in a court of
    competent jurisdiction.

Extension of the Tender Offer…, page 26

6. We note that the offer is conditioned on a minimum number of 40,000,000 shares
    being properly tendered. Please note that if you waive the minimum condition,
    which in our view is a material offer condition, five business days must remain in
    the offer and the offer document must be amended to disclose the change. Please
    confirm your understanding.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions